Change of Representative Director

1. Details of Change

Representative Director (before) : Representative Director (after) :	Mr. David Yeung Mr. Kwon, Soon Yub

2. Reasons for Change
Hanarotelecom incorporated (or the “Company”) has appointed a new representative director following the appointment of a new standing director.

3. Date of Change
October 21, 2005

4. BOD Resolution
October 21, 2005

• Attendance
- Outside director : 5 out of 5 present

[Profile of the Newly Appointed Representative Director]

Name : Mr. Kwon, Soon Yub Relationship to the largest shareholder:	Not applicable

Professional Background
- LLB, Seoul National University
- LLM, University of Pennsylvania
- J.D., Columbia University
- Attorney, Paul Weiss Rifkind Wharton & Garrison LLP
- Vice President. Hansol M.com
- President, Hansol iGlobe
- Senior Executive Vice President, hanarotelecom incorporated